December 19, 2018

Clive Richardson
Interim Chief Executive Officer
Akari Therapeutics Plc
75/76 Wimpole Street
London W1G 9RT
United Kingdom

       Re: Akari Therapeutics Plc
           Registration Statement on Form F-1
           Response dated December 6, 2018
           File No. 333-227752

Dear Mr. Richardson:

       We have reviewed your December 6, 2018 response to our comment letter and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 25, 2018 letter.

Form F-1 Filed October 9, 2018

General

1. We refer to parts A and C.4 of your response to prior comment 1 and note that your registration of 5 million ADS represents approximately 67% of your ADS currently outstanding and held by non-affiliates. Given the size of the offering, we cannot agree that this transaction can be made on a secondary basis in reliance on Rule 415(a)(1)(i).
       Accordingly, please revise the Form S-1 to indicate that the offering will be made at a fixed price or advise.
 Clive Richardson
Akari Therapeutics Plc
December 19, 2018
Page 2

       You may contact Jeffrey Gabor at 202-551-2544 or Joe McCann at 202-551-6262 with any questions.



                                                       Sincerely,
FirstName LastNameClive Richardson
                                                       Division of Corporation
Finance
Comapany NameAkari Therapeutics Plc
                                                       Office of Healthcare &
Insurance
December 19, 2018 Page 2
cc:       Heidi Steele, Esq.
FirstName LastName